Morgan, Lewis & Bockius LLP                                         Morgan Lewis
1701 Market Street                                             COUNSELORS AT LAW
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com



January 15, 2015


VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: Winton Series Trust: Post-Effective Amendment No. 1 (File No. 333-199287) and Amendment No. 3 (File No. 811-23004) to Registration Statement on Form N-1A
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Ladies and Gentlemen:

On behalf of our client, Winton Series Trust (the "Trust"), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 and, under the Investment Company Act of 1940, as amended, Amendment No. 3 (the "Filing") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The sole purpose of the Filing is to file as an exhibit to the Registration Statement risk/return summary information for the Trust's Winton Global Equity Portfolio in interactive data format.

I hereby certify that the Filing does not contain disclosure that renders it ineligible to be filed under Rule 485(b). If you have any questions regarding the Filing, please do not hesitate to contact the undersigned at (215) 963-5598.

Sincerely,

/s/ Sean Graber
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Sean Graber